UNITED STATES

SECURITIES AND EXCHANGEOMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of October 2024

Commission File Number: 001-42162

CROWN LNG HOLDINGS LIMITED

(Translation of registrant’s name into English)

37th Floor, 1 Canada Square, Canary Wharf, London,

Greater London E14 5AA, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Entry into the KGLNG Agreements

On October 28, 2024, Crown LNG Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (the “Company”), entered into the KGLNG Master Agreement (the “KGLNG Master Agreement”) with East LNG Pte. Ltd., a private limited liability company incorporated under the laws of Singapore (the “Seller”), Crown LNG India AS, a private limited liability company incorporated under the laws of Norway (the “Original Buyer”), Crown LNG (Singapore) Pte. Ltd., a private limited liability company in the process of being incorporated (the “New Buyer”), and Crown LNG Holding AS, a private limited liability company incorporated under the laws of Norway (“CHO”), collectively referred to as the (“KGLNG Parties”).

Also, in connection with the KGLNG Master Agreement, on October 28, 2024, the KGLNG Parties also executed the KGNLG Closing Memorandum (the “KGLNG Closing Memorandum”) to further detail the process by which the Company’s subsidiaries will enter into such agreements as further described in the KGLNG Master Agreement and the KGLNG Closing Memorandum.

Under to the KGLNG Master Agreement, the KGLNG Parties agreed to cancel the original KGLNG Transaction Agreement entered into by the KGLNG Parties on August 3, 2023 (as further amended from time to time, the “Original KGLNG Transaction Agreement”) under which the Seller granted to the Original Buyer (i) a profit participation right in respect of future distributions from Krishna Godavari LING Terminal Pvt. Ltd. (“KGLNG”), and (ii) an option to buy all the shares of KGLNG held by the Seller.

In connection with the KGLNG Master Agreement, (i) the Crown LNG shall acquire the KGLNG shares held by the Seller and the Seller shall undertake to support the New Buyer in the development of a project to finance, build, own, operate and lease out an offshore LNG import and regasification terminal at Kakinada, East Godavari in India.

Subject to the terms and conditions of the KGLNG Master Agreement, the Company also agreed that the Seller shall be entitled to subscribe for Company shares in the amount equal to $60 million based on a subscription price per share equal to the Company’s share price calculated on a five day VWAP minus 5% in exchange for assignment of the Support Promissory Note in the amount of $58 million by New Buyer in favor of Seller and the Purchase Promissory Note in the amount of $2 million by New Buyer in favor of Seller.

Entry into the GBTRON Agreement

On October 28, 2024, the Company, GBTRON Lands Limited, a private limited liability company incorporated under the laws of England and Wales (“Lands Limited”), and CHO (collectively, the GBTRON Parties) executed the GBTRON Closing Memorandum (the “GBTRON Closing Memorandum”), in connection with the original GBTRON Transaction Agreement (the “Original GBTRON Transaction Agreement”), entered into by the GBTRON Parties on August 3, 2023.

As stated in the GBTRON Closing Memorandum, the GBTRON Parties acknowledged that under the Original GBTRON Transaction Agreement, NewCo (as defined therein) has issued a promissory note in favor of Lands Limited, which shall be transferred by Lands Limited to the Company and as a result, Lands Limited shall subscribe for shares of the Company based on a subscription price per share equal to the ordinary shares of the Company on the last business date before the closing of the share transfer minus 5% in the amount equal to $25 million.

The foregoing summaries of the KGLNG Master Agreement, the KGLNG Closing Memorandum and the GBTRON Closing Memorandum do not purport to be complete and are qualified in their entirety by reference to the KGLNG Master Agreement, the KGLNG Closing Memorandum and the GBTRON Closing Memorandum, forms of which are filed as Exhibit 10.1, 10.2, and 10.3 respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated by reference.

The Company has issued a press release entitled “Crown LNG Announces Execution of Final Agreements to Acquire Kakinada and Grangemouth LNG Import Terminal Assets.” A copy of this press release is furnished as Exhibit 99.1.

The press release set forth in Exhibits 99.1 is being furnished with the Securities and Exchange Commission and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The information contained in this Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements, including its registration statements on Form F-1 (File Nos. 333-278430) and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Number	Description of Exhibit

10.1 10.2 10.3	Form of KGLNG Master Agreement, dated as of October 28, 2024 Form of KGLNG Closing Memorandum, dated as of October 28, 2024 Form of GBTRON Closing Memorandum, dated as of October 28, 2024

99.1	Press Release entitled “Crown LNG Announces Execution of Final Agreements to Acquire Kakinada and Grangemouth LNG Import Terminal Assets”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CROWN LNG HOLDINGS LIMITED

Date: November 1, 2024	By:	/s/ Jørn Husemoen
	Name:	Jørn Husemoen
	Title:	Authorized Signatory